Alliance HealthCare Services, Inc.

100 Bayview Circle, Suite 400

Newport Beach, California 92660

July 14, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Edwin Kim, Esq.

Re:	Alliance HealthCare Services, Inc.
Registration Statement on Form S-4 (File No. 333-166384)

Dear Mr. Kim:

Alliance HealthCare Services, Inc., a Delaware corporation (the “Company”), hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-166384) of the Company (the “Registration Statement”), so that the Registration Statement will be declared effective by the Securities and Exchange Commission (the “Commission”) at 9:00 a.m. Eastern Daylight Time on July 16, 2010, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of such Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Keith Benson of Latham & Watkins LLP at (415) 646-8307 or the undersigned at (949) 242-5505. Thank you in advance for your consideration.

Very truly yours,

ALLIANCE HEALTHCARE SERVICES, INC.

By:	/S/ ELI H. GLOVINSKY
Name:	Eli H. Glovinsky
Title:	Executive Vice President, General Counsel and Secretary

cc:	Keith Benson, Esq.
Latham & Watkins LLP